Sichenzia Ross Friedman Ference LLP
                  1065 Avenue of the Americas New York NY 10018
                 Tel 212 930 9700 Fax 212 930 9725 www.srff.com

                                        September 20, 2005

Larry Spirgel, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

      Re:   Cereplast, Inc.
            Amendment No. 1 to the Form SB-2
            Filed August 26, 2005
            File No. 333-126378

Dear Mr. Spirgel:

      This firm represents Cereplast, Inc. (the "Company") in the above-referenced matter. Enclosed for filing is the Company's Amendment No. 2 to its Form SB-2. Below, please find our responses to your September 12, 2005 comment letter:

Management's Discussion and Analysis of Financial Condition and Plan of Operations.

Overview, page 11

1. Please identify material customers who accounted for ten percent or more of your revenues in each period, as required by our prior comment 17.

      Response

      We have identified all material customers.

General and Administrative Expenses, page 13

2.    comment

      Response

      We have revised to include more detailed with respect to the G&A expenses.

Liquidity and Capital resources, page 16

3.    comment

      Response

      We have revised the Liquidity and Capital Resources in response to your comments.

Larry Spirgel, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
September 20, 2005
Page 2


4. We note your response to comment 21. Please disclose in more detail the components of your planned cash requirements of $1,000,000 for the next twelve months.

      Response

      We have disclosed the Company's components of its planned cash requirements.

Exhibits

5. Please file any contracts between Cereplast and material customers and suppliers disclosed in Note 9 to the financial statements, as requested by the third bullet-point of our prior comment 41. See Item 601(b)(10)(i)(B) of Regulation S-B.

      Response

      The Company does not have agreements with material customers. The Company has filed its material supply agreement as Exhibit 10.1, which is the agreement entered with Cargill Dow.

6. Please re-file Exhibit 10.5 so that the text is readable. The text is currently too small and blurry to read.

      Response

      We have re-filed Exhibit 10.5.

                                       ***

      Should you have any further questions, please do not hesitate to contact the undersigned at 212-398-1494

                                   Sincerely,

                                   /s/ Stephen Fleming

                                   Stephen Fleming